UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*
_____________

Romeo Power, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

749641106

(CUSIP Number)

Tonit M. Calaway
BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, Michigan 48326
(248) 754-9200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 29, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749641106

1	NAME OF REPORTING PERSONS BorgWarner Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,315,399
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,315,399
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,315,399
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Romeo Common Stock”), of Romeo Power, Inc., a Delaware corporation formerly known as RMG Acquisition Corp. (the “Issuer”).  The address of the principal executive offices of the Issuer is 50 West Street, Suite 40 C, New York, NY 10006.

Item 2. Identity and Background.

This Schedule 13D is being filed on behalf of BorgWarner Inc., a Delaware corporation (“BorgWarner”).
The principal address of BorgWarner is 3850 Hamlin Road, Auburn Hills, WI 48326.  The telephone number of BorgWarner is (248) 754-9200.  BorgWarner is a global product leader in clean and efficient technology solutions for combustion, hybrid and electric vehicles.
The directors and executive officers of BorgWarner and their respective business addresses and citizenship are set forth in Schedule A.  During the last five years, neither BorgWarner nor, to the knowledge of BorgWarner, any of the persons listed on Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information in Items 4 and 6 of this Schedule 13D is incorporated by reference.

In May 2019, BorgWarner invested $50 million in exchange for a 20% equity interest in Romeo Systems, Inc., an industry leading energy storage technology company incorporated in the State of Delaware focused on designing and manufacturing lithium-ion battery modules and packs for commercial electric vehicles (“RS”).  BorgWarner funded this amount from cash on hand.

On December 29, 2020, RS consummated a business combination pursuant to an Agreement and Plan of Merger, dated October 5, 2020, as amended on November 18, 2020 (the “Merger Agreement”), by and among the Issuer, RMG Merger Sub, Inc., a wholly-owned subsidiary of the Issuer incorporated in the State of Delaware (“Merger Sub”), and RS.  Pursuant to the terms of the Merger Agreement, a business combination between the Issuer and RS was effected through the merger of Merger Sub with and into RS, with RS surviving as the surviving company and as a wholly-owned subsidiary of the Issuer (the “Business Combination”).

Upon the consummation of the Business Combination, the stockholders of RS, including BorgWarner, received a number of shares of Romeo Common Stock based on an exchange ratio (the “Exchange Ratio”), the numerator of which was equal to (i) $900 million, (ii) plus net cash of RS, (iii) less debt of RS, (iv) plus the aggregate exercise price of all RS options and warrants (all calculated at the closing of the Business Combination), (v) divided by $10, and the denominator of which was equal to the number of outstanding shares of RS, including shares issuable upon conversion of outstanding convertible notes.  As a result of the Business Combination, the stockholders of RS, including BorgWarner, became stockholders of the Issuer.  The Issuer remains listed on the NYSE and trades under the new ticker symbol “RMO”.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Merger Agreement, which is filed herewith as Exhibit 1 to this Schedule 13D and incorporated herein by reference.
Item 4. Purpose of Transaction.

The information in Items 3 and 6 of this Schedule 13D is incorporated by reference.

BorgWarner holds the securities of the Issuer for strategic investment purposes, having acquired securities of RS in May 2019 as part of its effort to expand its electrification portfolio and systems expertise.  BorgWarner intends to review and evaluate its investment in the Issuer on a continuous basis.  Depending upon various factors, including but not limited to the business, prospects, financial condition and strategic priorities of BorgWarner and the Issuer and other developments concerning BorgWarner and the Issuer, market conditions and other factors that BorgWarner may deem relevant to its investment decision, and subject to compliance with applicable laws, rules and regulations, BorgWarner may in the future take actions with respect to its investment in the Issuer as it deems appropriate with respect to any or all matters required to be disclosed in this Schedule 13D, including without limitation changing its intentions or increasing or decreasing its investment in the Issuer or engaging in any hedging or other derivative transactions with respect to Romeo Common Stock.
In connection with such purposes, BorgWarner Ithaca LLC, a wholly-owned subsidiary of BorgWarner (“BorgWarner Ithaca”), formed a joint venture (the “JV”) with the Issuer in June 2019, which is owned 60% by BorgWarner Ithaca and 40% by the Issuer.  The respective rights of BorgWarner and the Issuer in respect of the JV are set forth in a Joint Venture Operating Agreement (the “JV Agreement”) and in an Intellectual Property License Agreement (the “License Agreement”), each entered into in May 2019.  These agreements, copies of which are attached hereto as Exhibits 2 and 3, respectively:
•	allocate rights to exploit the Issuer’s current and future intellectual property rights (“Romeo IP”) between the Issuer and the JV based on geography and vehicle type;
•	provide a license to the Issuer and BorgWarner of the JV’s intellectual property rights;
•	require the JV to pay the Issuer a royalty for products sold by the JV;
•	grant BorgWarner and the JV rights of first refusal to manufacture products in the Issuer’s field if the Issuer proposes to expand its manufacturing capacity;
•
provide BorgWarner broad commercial rights to commercialize Romeo IP (or the option to acquire those rights for a payment) under circumstances involving the Issuer’s insolvency, an event of default under any debt instrument, termination of the JV Agreement due to the Issuer’s breach or engagement with competitors of BorgWarner or the JV;

•	govern the management and funding mechanisms of the JV;
•	include put and call options for BorgWarner regarding the membership interest held by BorgWarner and the Issuer, respectively, in the JV;
•	include other customary provisions related to transfers or issuances of membership interests in the JV;
•	obligate the Issuer to provide engineering services to the JV to support customer applications; and
•
grant BorgWarner a first-priority security interest in the Issuer’s interest in the JV to secure the Issuer’s performance of its obligations under any agreement relating to the JV or BorgWarner’s investment in the Issuer.

BorgWarner’s put option gives BorgWarner the right to require the Issuer to purchase BorgWarner’s membership interest in the JV.  The put option became exercisable on December 28, 2020 and may be exercised by BorgWarner at any time.  BorgWarner may exercise its call option, which allows it to purchase the Issuer’s membership interest in the JV, at any time after June 28, 2022.
The purchase price payable upon the exercise of the put or call options is based on the value of the purchased membership interest at the time of the exercise as determined by a mutually agreed independent appraiser using standard valuation methodologies taking into account a discount for lack of marketability (“Market Value”).  The purchase price to be paid in connection with BorgWarner’s exercise of its put option will be 90% of the Market Value of BorgWarner’s membership interest in the JV if it is exercised on or prior to June 28, 2021, 95% if it is exercised after June 28, 2021 and on or prior to June 28, 2022 and 100% if it is exercised after June 28, 2022.  The purchase price to be paid in connection with BorgWarner’s exercise of its call option will be 100% of the Market Value of the Issuer’s membership interest in the JV, provided that if BorgWarner or any of its affiliates directly competes with the JV in a manner that is materially adverse to the JV at any time prior to June 28, 2024, the price at which BorgWarner may exercise its call option will be the Market Value of the Issuer’s membership interest in the JV plus (i) 40% if it is exercised on or prior to June 28, 2021, (ii) 30% if it is exercised after June 28, 2021 and on or prior to June 28, 2022, (iii) 20% if it is exercised after June 28, 2022 and on or prior to June 28, 2023, and (iv) 10% if it is exercised after June 28, 2023 and on or prior to June 28, 2024.
BorgWarner may, at any time or from time to time, exercise its rights under the JV Agreement and the License Agreement, and BorgWarner’s exercise of any such rights may relate to or result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Upon the consummation of the Business Combination, certain stockholders of the Issuer, including BorgWarner, entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with the Issuer, pursuant to which (i) BorgWarner agreed to vote its securities of the Issuer in favor of directors nominated by certain other stockholders of the Issuer for so long as such stockholders maintain ownership of a certain percentage interests in the Issuer, and (ii) BorgWarner has the right to designate one director for election to the Issuer’s board of directors (the “Romeo Board”) for so long as BorgWarner maintains ownership of at least 7,677,071 shares of Romeo Common Stock, equating to 5% of the securities of the Issuer that were issued and outstanding as of the closing of the Business Combination.  A copy of the Stockholders’ Agreement is attached hereto as Exhibit 4. The director that BorgWarner designates may have influence over the corporate activities of the Issuer, including activities that may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, and therefore, BorgWarner may indirectly have such influence.
Brady D. Ericson, Vice President of BorgWarner and President and General Manager of BorgWarner Ithaca (d/b/a BorgWarner Morse Systems), is currently serving as a member of the Romeo Board as BorgWarner’s initial designee under the Stockholders’ Agreement, and he has been appointed to serve on the Finance and Investment Committee of the Romeo Board. Mr. Ericson was a member of RS’ board of directors from May 2019 until the consummation of the Business Combination as one of two designees of BorgWarner.  Should Mr. Ericson resign as a member of the Romeo Board at a time that BorgWarner still has its right to designate a director on the Romeo Board, BorgWarner will have the right to appoint Mr. Ericson’s successor.
The foregoing descriptions of the JV Agreement, the License Agreement and the Stockholders’ Agreement do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the JV Agreement, the License Agreement and the Stockholders’ Agreement, which are filed herewith as Exhibits 2, 3 and 4, respectively, to this Schedule 13D and incorporated herein by reference.
Except as described in this Item 4, BorgWarner does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, provided that BorgWarner, at any time and from time to time, may review or reconsider and change its positions and/or intentions.
Item 5. Interest in Securities of the Issuer.

(a) and (b)

The aggregate number and percentage of shares of Romeo Common Stock to which this Schedule 13D relates is 19,315,399 newly issued shares (the “Shares”), constituting approximately 15.2% of the outstanding shares of Romeo Common Stock after giving effect to the issuance. This percentage is based on an aggregate of 126,787,151 shares of Romeo Common Stock outstanding as of December 29, 2020.  BorgWarner has sole voting and dispositive power over the Shares.

(c)

Except as described in this Schedule 13D, there have been no transactions in the shares of Romeo Common Stock (or securities convertible into Romeo Common Stock) effected by BorgWarner or, to the knowledge of BorgWarner, any person identified on Schedule A, during the past 60 days.

(d)

Except as described in this Schedule 13D, to the knowledge of BorgWarner, neither BorgWarner nor any person identified on Schedule A knows any person other than BorgWarner who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

On October 5, 2020, in connection with the execution of the Merger Agreement, BorgWarner entered into an agreement together with other stockholders of the Issuer (the “Lock-Up Agreement”) pursuant to which BorgWarner and such other stockholders agreed to not sell or otherwise dispose of their shares in the Issuer for 180 days after the date of the closing of the Business Combination (subject to certain exceptions).  A copy of the Lock-Up Agreement is attached hereto as Exhibit 5.
Upon the consummation of the Business Combination, certain RS stockholders, including BorgWarner, and other parties thereto entered into the Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement.  The Issuer also agreed to provide customary “piggyback” registration rights.  The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.  A copy of the Registration Rights Agreement is attached hereto as Exhibit 6.

The foregoing descriptions of the Lock-Up Agreement and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the Lock-Up Agreement and the Registration Rights Agreement, which are filed herewith as Exhibits 5 and 6, respectively, to this Schedule 13D and incorporated herein by reference.

Other than the Merger Agreement, the Stockholders’ Agreement, the Lock-Up Agreement and the Registration Rights Agreement, to the knowledge of BorgWarner, there are no contracts arrangements, understandings or relationships (legal or otherwise) between BorgWarner, or any BorgWarner subsidiary or any person listed on Schedule A, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

1
Agreement and Plan of Merger, dated October 5, 2020, by and among RMG Acquisition Corp., RMG Merger Sub, Inc. and Romeo Systems, Inc. [Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 30, 2020, File No. 001-38795].

2
Joint Venture Operating Agreement, dated May 6, 2019, by and between Romeo Systems, Inc., BorgWarner Ithaca LLC and BorgWarner Romeo Power LLC [Incorporated by reference to Exhibit 10.23 to the Issuer’s Registration Statement on Form S-4 filed on October 15, 2020, File No. 001-38795].

3
Intellectual Property License Agreement, dated May 6, 2019, by and among Romeo Systems, Inc., Romeo Systems Technology, LLC, BorgWarner Inc. and BorgWarner Romeo Power, LLC [Incorporated by reference to Exhibit 10.22 to the Issuer’s Registration Statement on Form S-4 filed on October 15, 2020, File No. 001-38795].

4
Stockholders’ Agreement, dated December 29, 2020, by and among Romeo Power, Inc., RMG Sponsor, LLC and the stockholders party thereto [Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on January 5, 2021, File No. 001-38795].

5
Form of Lock-Up Agreement by and among Romeo Power, Inc. and the stockholders of Romeo Systems, Inc. [Incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-4 filed on October 15, 2020, File No. 001-38795].

6
Amended and Restated Registration Rights Agreement, dated December 29, 2020, by and among Romeo Power, Inc., RMG Sponsor, LLC and the stockholders party thereto [Incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on January 5, 2021, File No. 001-38795].

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2021

BORGWARNER INC.

By:	/s/ Tonit M. Calaway
Name:	Tonit M. Calaway
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF BORGWARNER INC.

The name and current principal occupation or employment of each director and executive officer of BorgWarner as of January 8, 2021 are as set forth below.  The business address and phone number of each such director and executive officer is 3850 Hamlin Road, Auburn Hills, WI 48326, (248) 754-9200.  All directors and executive officers set forth below are United States citizens, except for Frédéric B. Lissalde, who is a citizen of France; Alex Ashmore, who is a citizen of the United Kingdom; Stefan J. Demmerle and Volker Weng, who are each citizens of Germany; and Davide Girelli, who is a citizen of Italy.

Dated: January 8, 2021

Name	Present Principal Occupation Including Name and Address of Employer

Executive Officers
Frédéric B. Lissalde	Chairman and Chief Executive Officer
Kevin A. Nowlan	Executive Vice President and Chief Financial Officer
Alex Ashmore	Vice President, BorgWarner Inc. and President and General Manager, Aftermarket
Tonit M. Calaway	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary
Stefan J. Demmerle	Vice President, BorgWarner Inc. and President and General Manager, PowerDrive Systems
Brady D. Ericson	Vice President, BorgWarner Inc. and President and General Manager, Morse Systems
Joseph F. Fadool	Vice President, BorgWarner Inc. and President and General Manager, Emissions, Thermal and Turbo Systems
Paul A. Farrell	Vice President and Chief Strategy Officer
Davide Girelli	Vice President, BorgWarner Inc. and President and General Manager, Fuel Injection Systems
Felecia J. Pryor	Executive Vice President and Chief Human Resources Officer
Tom Tan	Vice President, BorgWarner Inc. and President, BorgWarner China
Volker Weng	Vice President, BorgWarner Inc. and President and General Manager, Transmission Systems
Tania L. Wingfield	Vice President and Integration Champion

Directors
Frédéric B. Lissalde	President and Chief Executive Officer, BorgWarner Inc.
Alexis P. Michas	Non-Executive Chairman, BorgWarner Inc. and Managing Partner, Juniper Investment Company, LLC
Nelda J. Connors	Founder, Chairwoman and Chief Executive Officer of Pine Grove Holdings, LLC
Dennis C. Cuneo	Partner, Fisher & Phillips LLP and Former Senior Vice President, Toyota Motor North America
David S. Haffner	Retired Chairman and Chief Executive Officer of Leggett & Platt, Inc.
Michael S. Hanley	Retired Global Automotive Leader, Ernst & Young LLP
Paul A. Mascarenas	Venture Partner, Fontinalis Partners LLP and Former Chief Technical Officer, Ford Motor Company
Shaun E. McAlmont	President, Career Learning for Stride, Inc.
John R. McKernan, Jr.	Chairman and Chief Executive Officer, McKernan Enterprises, Inc.
Deborah D. McWhinney	Retired Chief Executive Officer, Global Enterprise Payments, Citigroup Inc.
Vicki L. Sato	Retired Professor of Management Practice, Harvard Business School